                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

---------------------------------              ---------------------------------
              FORM 4                                     OMB APPROVAL
---------------------------------              ---------------------------------
                                                OMB Number:           3235-0287
[X] Check this box if no longer                 Expires:       January 31, 2005
    subject to Section 16. Form 4               Estimated average burden
    or Form 5 obligations may                   hours per response..........1.0
    continue. See Instruction 1(b).            ---------------------------------


(Print or Type Responses)

----------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*                       2.  Issuer Name and Ticker or Trading Symbol

     Pharmacia Corporation                                          Monsanto Company (MON)
----------------------------------------------------------------------------------------------------------------------------
     (Last)          (First)       (Middle)                     3. I.R.S. Identification     4. Statement for
                                                                   Number of Reporting          Month/Year
                                                                   Person, if an entity
    100 Route 206 North                                            (Voluntary)                  August 2002
--------------------------------------------------                                         ---------------------------------
                    (Street)                                                                 5. If Amendment, Date of
     Peapack            NJ          07977                                                       Original (Month/Year)
--------------------------------------------------
     (City)          (State)        (Zip)

----------------------------------------------------------------------------------------------------------------------------

6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)


       Director               X  10% Owner
   ---                       ---
       Officer (give             Other (specify
   ---          title below) ---          below)
----------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)
     X  Form Filed by One Reporting Person
    ---
        Form Filed by More than One Reporting Person
    ---
----------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------
1. Title of Security                    2. Trans-     3. Trans-      4. Securities Acquired (A)
   (Instr. 3)                              action        action         or Disposed of (D)
                                           Date          Code           (Instr. 3, 4 and 5)
                                                         (Instr. 8)

                                          (Month/    ------------------------------------------------------
                                           Day/
                                           Year)
                                                                          Amount       (A) or
                                                         Code     V                      (D)        Price
-----------------------------------------------------------------------------------------------------------
    Common Stock                          8/13/02        J(1)           220,000,000       D           --
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------
5.  Amount of           6.  Owner-         7. Nature of
    Securities Bene-        ship              Indirect
    ficially Owned          Form:             Beneficial
    at End of               Direct            Owner-
    Month                   (D) or            ship
                            Indirect
    (Instr. 3 and 4)        (I)
                            (Instr. 4)        (Instr. 4)
-------------------------------------------------------------
         0                     D                  --
-------------------------------------------------------------

-------------------------------------------------------------

-------------------------------------------------------------

-------------------------------------------------------------

-------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see             (Over)
  Instruction 4(b)(v).                                           SEC 1474 (7-97)

 Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative   2. Conver-   3. Trans-   4. Transac-    5. Number of Deriv-       6. Date Exer-
    Security                 sion or      action      tion Code      ative Securities Ac-      cisable and Ex-
    (Instr. 3)               Exercise     Date        (Instr. 8)     quired (A) or Dis-        piration Date
                             Price of                                posed of (D)              (Month/Day/
                             Deriv-     (Month/                      (Instr. 3, 4, and 5)      Year)
                             ative      Day/
                             Security   Year)     ------------------------------------------------------------------



                                                                                            Date       Expira-
                                                                                            Exer-      tion
                                                    Code    V       (A)         (D)         cisable    Date
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
7. Title and Amount of Under-   8. Price        9. Number      10. Owner-      11. Nature
   lying Securities                of              of              ship            of
   (Instr. 3 and 4)                deriv-          Deriv-          Form of         Indirect
                                   ative           ative           Deriv-          Benefi-
                                   Secu-           Secu-           ative           cial
                                   rity            rities          Secu-           Owner-
------------------------------     (Instr. 5)      Bene-           rity:           ship
                                                   ficially        Direct          (Instr. 4)
                                                   Owned           (D) or
                                                   at End          Indi-
                                                   of              rect(I)
                                                   Month           (Instr. 4)
                                                   (Instr. 4)
    Title       Amount or
                Number of
                Shares
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

Explanation of Responses:

(1) On August 13, 2002, Pharmacia Corporation (NYSE: PHA) ("Pharmacia") spun-off its remaining interest in its agricultural subsidiary, Monsanto Company (NYSE: MON) ("Monsanto"), to the holders of Pharmacia common stock. The spin-off was effected by a special stock dividend, in the aggregate, of 220,000,000 shares of Monsanto common stock resulting in a distribution ratio of 0.170593 of a share of Monsanto common stock for each outstanding share of Pharmacia common stock. The dividend was paid on August 13, 2002 to holders of record of shares of Pharmacia common stock that were issued and outstanding as of 5:00 p.m. Eastern time on July 29, 2002, the record date.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

   /s/ Don W. Schmitz                                08/21/02
  -----------------------------------             --------------
    **Signature of Reporting Person                    Date

  Don W. Schmitz
  Vice President and Secretary
  Pharmacia Corporation

                                                                    Page 2 of 2
                                                                SEC 1474 (7-97)
                            (Print or Type Response)